Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Sept. 26,	Sept. 25,	Sept. 24,	Sept. 30,	Sept. 28,
	2004(1)(2)	2005(2)	2006(2)	2007(2)	2008(2)
Earnings:
Income before income taxes	$111,140	$39,908	$44,011	$82,674	$66,630

Amortization of capitalized interest	302	251	219	226	469

Interest	78,790	55,211	58,476	67,849	65,531

Less interest capitalized during the period	(323)	(1,111)	(4,276)	(9,806)	(11,261)

Net amortization of debt discount and premium and issuance expense	11,321	3,042	3,038	5,496	3,193

Interest portion of rental expense	23,979	25,461	23,681	21,762	23,021

Earnings as adjusted	$225,209	$122,762	$125,149	$168,201	$147,583

Fixed charges:
Interest	$78,790	$55,211	$58,476	$67,849	$65,531

Net amortization of debt discount and premium and issuance expense	11,321	3,042	3,038	5,496	3,193

Interest portion of rental expense	23,979	25,461	23,681	21,762	23,021

Fixed charges	$114,090	$83,714	$85,195	$95,107	$91,745

Ratio of Earnings to Fixed Charges	1.97	1.47	1.47	1.77	1.61

(1)	Fiscal 2004 includes the Company’s 50% share of Santee through February 6, 2004. Santee has been consolidated into the Company’s consolidated results since that date.

(2)	Fiscal years 2004, 2005, 2006 and 2008 were 52-week years while fiscal 2007 was a 53-week year.